EXHIBIT 2.1
                            ELCOM HEADS OF AGREEMENT
                              Subject to Contract


1. The acquisition by Specialist Computer Holdings Limited ("SCH") of certain parts of the business and specific assets of Elcom International Limited ("Elcom").

2. The businesses to be acquired to include those operations described in the Management Accounts as (known as the transferring businesses):

     Major Accounts
     Enterprise Accounts
     Nets and Comms
     ERP
     Technical Services
     Elite Distribution

     For the avoidance of doubt, it is the intention to acquire the core businesses of Elcom excluding those classified as Corporate Accounts in Elcom's Management Accounts. Also to be excluded is Elcom Systems Limited (Elcom.Com) (known as the retained businesses).

3. The assets to be acquired to include the stock of the business of Elcom to the extent that it falls within the description of clean stock received direct from manufacturer or supplier still in original packaging and to be a current supported product line. This description to specifically exclude product returned from customers and any product held for repair, warranty or otherwise. In addition, certain fixed assets to be transferred as defined more exactly in paragraph 23 where they are required for the use of the people to be transferred (to include personal computing equipment, mobile phones, desks and furniture and the physical fixtures and fittings and leasehold improvements at Langley). For the avoidance of doubt debtors and creditors will not be purchased.

4. The people to transfer (under TUPE as appropriate) to be those people agreed as being employed solely by the transferring businesses which will include the sales and support staff as well as the technical staff (the intention is to include within the transferring people the Bid Manager, certain Product Marketing and other Marketing personnel, leaving an option open to discuss whether it would be practical from both parties' point of view to also transfer certain Accounts and MIS staff). For the avoidance of doubt this will exclude those people classified and charged in the management accounts under the heading "overheads" otherwise than as referred to above which are understood to include warehouse, configuration, finance, MIS, personnel, customer services, purchasing and senior management. It is, however, a prerequisite that the technical management wherever they are currently charged to include, but not be limited to, Group Director - Major and Enterprise Business and Group Director - Technical Services, (which Elcom confirm are still working in the business, have not handed in their notice or resigned nor expressed any intention to do so) to transfer with the transferring businesses.

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                                      - 2 -

5. Elcom will obtain the assignment of the Langley lease to SCH on existing terms, but will retain all other leases and freehold premises. Elcom to assign contract hire agreements on cars in relation to transferring employees plus any required leased office equipment at Langley.

6. Elcom to commit to provision of suitable exclusivity clauses on the customers of the transferring businesses sufficient to maintain their value to SCH for a period of at least three years.

7. Elcom to commit to provision of suitable clauses to prohibit them approaching / soliciting or employing staff of the businesses to be transferred and the key technical management referred to above for a period of one year.

8. SCH to be awarded supply contracts (for those products it is able to supply) for at least three years in respect of IT products and services to be sold through any of the retained businesses (retained businesses to be obliged to purchase under these contracts where SCH are able to supply and can supply competitively). Suitable Service Level Agreements to be concluded between SCH and Elcom. The intention is for ordering to be via an automated electronic ordering link.

9. Elcom International Limited and Elcom International Inc. to warrant that, for a period of three years, they will not compete with any of the current activities of SCH or the enlarged activities of SCH in the UK and Europe, other than through the retained businesses, either themselves or through any subsidiaries or affiliates. For the avoidance of doubt, SCH would not permit the retained business to compete for business / trade with customers and prospects of the transferring businesses (customers to be defined as those companies or organisations that have purchased from the transferring businesses within the last twelve months. Prospects to be defined as companies or organisations with whom the transferring businesses have had substantive contact with, either written or verbal including but not limited to response by bid or through tender processes or via presentations in the last twelve months). SCH would not, however, restrict their activities to other potential prospects in the market.

10. Elcom to warrant in respect of their collection of debtors and funds / rebates that this will not be done in a manner which could prejudice the transferring businesses or SCH's ability to continue to transact business with these customers.

     Elcom to observe normal credit control procedures as currently operated in collection of the debt.

     With regard to debt from dealers in the Distribution operation, SCH would be prepared to advise customers where reasonably requested by Elcom that they are aware of overdue debts owed to Elcom and that failure to satisfy this may impact future credit limits.

     With regard to debt due from end user customers, where the debt is in excess of 90 days and is a proven and valid debt, where Elcom advises they wish to pursue this debt and prior to either legal action or use of an external collection agency, SCH will be offered the option but not the obligation to buy the debt from Elcom.

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                                      - 3 -

11. Elcom to warrant that it will meet all proven and reasonable claims of the suppliers of the stock to be acquired by SCH and to indemnify SCH against any claims by these suppliers including but not limited to any issues of retention of title. Elcom to indemnify SCH against claims made by staff retained by Elcom (e.g. not transferring) but who may subsequently be made redundant or consider they have any claim for compensation.

12. Elcom to warrant that it will not hold itself out as continuing to operate any of the transferred businesses or interfere in those transferring businesses, future business and activities.

13. Elcom to undertake to make the best endeavours to secure the transfer, assignment or novation of current customers' contracts and, where relevant, supplier and service contracts.

14. Elcom International Inc to agree for SCH to continue to use and to licence the product (under free of charge licence) currently known as PECOS Commerce Manager and the web enabled version, and any future derivations of this, produced by Elcom Systems Inc. (elcom.com Inc) and Elcom Systems Limited (elcom.com Limited) in Elcom's current customer base and SCH's customer base (the enlarged customer base) for a period of three years, necessary support for the product to be provided at agreed rates.

     Post completion of this transaction, we would expect to discuss with Elcom International the mutual benefits of SCH being granted exclusive distribution rights for an agreed minimum period of time on all current and future Elcom E-commerce products in the UK on an agent basis.

15. An appropriate charging / crediting mechanism to be constructed between the parties to allow for:

     (a) SCH to charge Elcom the deferred revenue element against revenues already invoiced by Elcom in respect of services to be performed by SCH post completion;

     (b) Charges or credits to be made between the parties with regard to pre-payments and accruals in respect of items such as rent, rates and service charges on relevant properties, salaries and wages, commissions, utility bills, other leases and contract hire arrangements on cars etc.

16. Arrangements to be agreed with regard to returns that will not unfairly prejudice either party.

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                                      - 4 -

Transitional Arrangements

17. Elcom to warrant that it will make best endeavours to facilitate an orderly transfer of the businesses' assets and people referred to above to SCH. Suitable transitional arrangements to be defined to include provision at cost where relevant if so required by SCH of accounting services, warehouse services, personnel services, systems use and support (including Warehouse Boss, PRMS and PECOS) during the transition period. Elcom will grant to SCH licences to occupy existing premises including but not limited to Slough for a period to be defined but up to six months at cost. SCH to grant to Elcom licences to occupy Langley for the staff and computer equipment currently based there for a period of up to six months. Access to be granted to Elcom's internal systems as required by SCH in conducting the ongoing and transferred business.

18. To the extent that any other tangible, intangible operating assets, rights and licences are necessary for the continuing operation of the transferring businesses, these to be transferred at cost by Elcom. All customer files and information relating to both customers and suppliers to be transferred to SCH or appropriate access is granted where Elcom is required to keep documentation for statutory or legal requirements without cost as well as any intellectual property utilised by the transferring businesses, excluding PECOS and PECOS Procurement Manager.

19. SCH to have an option to continued use of the name or combining the name of Elcom with SCH's existing trading names during the transition period of up to six months.

20. Elcom to make available on a consultancy basis to SCH any key members of management not transferred with the transferring businesses at cost on a consultancy basis during the transition period.

21. The transaction to be constructed as a business transfer as a going concern for VAT purposes.

22. SCH to have first option to purchase the retained businesses (for this purpose solely to mean the existing businesses described as corporate accounts in Elcom's Management Accounts) and for the avoidance of doubt to exclude Elcom Systems (elcom.com) in the event that Elcom choose to dispose of these in the next three years.

23. In consideration for the above SCH are prepared to offer in cash on completion the following:

     A payment in respect of Goodwill and                            (pound)8M
     defined fixed assets:

     An estimated payment in respect
     of stock transferred assumed for the purpose
     of this offer to amount to stock of(pound)7.2M                  (pound)7.2M
     but in any case not to exceed(pound)10M.
     This to comprise stock as defined in para 3 to be subject to physical verification

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                                      - 5 -

     on completion. To be valued in accordance with normal UK GAAP at the lower of cost and net realisable value subject to appropria provisioning in respect of aged stock (based on the provisioning policy of SCH previously disclosed to Elcom)and for the avoidance of doubt to be valued net of price protection claims or credits or other manufacturer credits relating to stock but excluding special bid rebates in respect of previous sales which are customer specific and do not relate to existing stock. In the event stock falling outside the description in paragraph 3 is offered to SCH by Elcom, SCH will, at its sole discretion, offer to purchase this at its reasonable valuation).
     (the estimate of (pound)7.2M to be adjusted (pound)1 for (pound)1 in relation to the final physical verification and valuation)

     The fixed assets to transfer known as the defined fixed assets to comprise:

     Langley - All fixtures, fittings and furniture including but not limited to warehouse equipment and fittings (previously estimated at a written down value of (pound)0.3M).

     Slough - All furniture and equipment on site.

     Redditch - All engineering equipment, benches, etc. utilised in and around the returns and warranty departments.

     Personal Equipment - All personal computers including peripherals whether desktop or laptop used by the transferring employees as well as any other individual assets.

     Stationery - Existing stocks of stationery on the sites occupied by the transferring staff.

24. (pound)0.5M of the initial consideration will be held on retention in respect of the physical verification, valuation and reconciliation of stock. This will be held for a period of a maximum of 90 days, and released earlier in the event that the above reconciliations can be completed and it can be demonstrated that all relevant creditors have been paid.

     A further (pound)0.5M will be held on retention to be released after one year unless there is a valid claim (as accepted by Gouldens) outstanding, in which case the value of such valid claims will remain in Escrow. If a claim is not accepted by Gouldens, this will be passed to arbitration which will be binding, the cost of which will follow with the unsuccessful party. Any such claims outstanding one year from completion will remain in Escrow until the arbitrator has made a decision.

     All monies to be held in Escrow with interest to follow reward of money.

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                                      - 6 -

     In addition, a full parent company guarantee from Elcom International Inc. will be provided to SCH in respect of warranties and indemnities to be agreed.

25.  Financing of the Offer

     The offer would be funded by existing cash resources and bank facilities of SCH.

26.  Announcement

     Elcom and SCH to agree an appropriate announcement with regard to the parties having signed a Heads of Agreement relating to the acquisition by SCH of certain business and assets of Elcom.

27.  Exclusivity

     Elcom to extend the previously agreed exclusivity to the end of July.

28.  Proposed Timetable

     1.   Suggested contract signature and completion             23rd July 1999

     2.   Operation of the transferred businesses under
          SCH's control and utilising SCH's systems               26th July 1999

     3. Commencement of staff and customer communication programme subject to mutual agreement
          (access will be required to Langley
          and systems the weekend 24th / 25th July
          1999 to load orders from Elcom systems
          To SCH systems to enable trade to resume on 26th July 1999 and to enable counting and moving of stock).


Validity of Offer

The terms and conditions contained above to be open to acceptance until midnight of the 9th July 1999 after which discussions and negotiations will be assumed to have lapsed.


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SIGNED ON BEHALF
OF THE SAID PARTIES:           /s/ Robert J. Crowell               July 9, 1999
                               ---------------------               ------------
                               R J Crowell                         Date
                               Chairman & Chief Executive
                               Elcom International Inc.




SIGNED ON BEHALF
OF THE SAID PARTIES:           /s/ N. A. Roberts                   July 8, 1999
                               -----------------                   ------------
                               N A Roberts                         Date
                               Group Finance Director
                               Specialist Computer Holdings Limited